                                                                      Exhibit 99


                          UNIVERSITY OF PHOENIX ONLINE
                 (A DIVISION OF THE UNIVERSITY OF PHOENIX, INC.,
                A WHOLLY-OWNED SUBSIDIARY OF APOLLO GROUP, INC.)
                                  BALANCE SHEET


                                                         NOVEMBER 30,     AUGUST 31,
                                                            2001            2001
                                                            ----            ----
                                                        (Unaudited)

(In thousands)
ASSETS:
CURRENT ASSETS
   Cash and cash equivalents                              $ 67,838        $ 36,261
   Marketable securities                                    53,324          67,766
   Receivables, net                                         25,098          21,754
   Other current assets                                      1,472           2,008
                                                          --------        --------
TOTAL CURRENT ASSETS                                       147,732         127,789
Marketable securities                                        5,229           2,733
Revolving credit advance to Apollo Education Group             198           4,087
Property and equipment, net                                 12,340          12,946
Other assets                                                   231             235
                                                          --------        --------
TOTAL ASSETS                                              $165,730        $147,790
                                                          ========        ========

LIABILITIES AND DIVISIONAL NET WORTH:
CURRENT LIABILITIES
   Accounts payable                                       $    316        $    338
   Accrued liabilities                                       4,429           3,509
   Student deposits and deferred tuition revenue            39,270          33,107
                                                          --------        --------
TOTAL CURRENT LIABILITIES                                   44,015          36,954
Long-term liabilities                                        2,935           3,004
                                                          --------        --------
TOTAL LIABILITIES                                           46,950          39,958
                                                          --------        --------
Commitments and contingencies
DIVISIONAL NET WORTH
   Funds allocated to/from Apollo Education Group           46,474          46,474
   Accumulated earnings                                     72,306          61,358
                                                          --------        --------
TOTAL DIVISIONAL NET WORTH                                 118,780         107,832
                                                          --------        --------
TOTAL LIABILITIES AND DIVISIONAL NET WORTH                $165,730        $147,790
                                                          ========        ========


   The accompanying notes are an integral part of these financial statements.

                          UNIVERSITY OF PHOENIX ONLINE
                 (A DIVISION OF THE UNIVERSITY OF PHOENIX, INC.,
                A WHOLLY-OWNED SUBSIDIARY OF APOLLO GROUP, INC.)
                             STATEMENT OF OPERATIONS


                                        FOR THE THREE MONTHS ENDED
                                               NOVEMBER 30,
                                           2001           2000
                                           ----           ----
                                               (Unaudited)
(In thousands)
REVENUES:
  Tuition and other, net                  $64,340        $34,087
                                          -------        -------
COSTS AND EXPENSES:
  Instructional costs and services         27,548         15,646
  Selling and promotional                  15,640          7,602
  General and administrative                3,831          2,099
                                          -------        -------
                                           47,019         25,347
                                          -------        -------
INCOME FROM OPERATIONS                     17,321          8,740
Interest income, net                          850            694
                                          -------        -------
INCOME BEFORE INCOME TAXES                 18,171          9,434
Provision for income taxes                  7,223          3,858
                                          -------        -------
NET INCOME                                $10,948        $ 5,576
                                          =======        =======


   The accompanying notes are an integral part of these financial statements.

                          UNIVERSITY OF PHOENIX ONLINE
                 (A DIVISION OF THE UNIVERSITY OF PHOENIX, INC.,
                A WHOLLY-OWNED SUBSIDIARY OF APOLLO GROUP, INC.)
                             STATEMENT OF CASH FLOWS


                                                                                         FOR THE THREE MONTHS ENDED
                                                                                                 NOVEMBER 30,
                                                                                            2001            2000
                                                                                            ----            ----
                                                                                                 (Unaudited)
(In thousands)
CASH FLOWS PROVIDED BY (USED FOR) OPERATING ACTIVITIES:
Net income                                                                               $ 10,948         $  5,576
Adjustments to reconcile net income to net cash provided by operating activities:
   Depreciation and amortization                                                              785              425
   Amortization of investment discounts                                                      (218)             (59)
   Provision for uncollectible accounts                                                       920              340
   Decrease (increase) in assets:
      Receivables                                                                          (4,264)          (2,096)
      Other assets                                                                            536              102
   Increase (decrease) in liabilities:
      Accounts payable and accrued liabilities                                                898            2,928
      Student deposits and deferred revenue                                                 6,163            4,204
      Other liabilities                                                                         6             (113)
                                                                                         --------         --------
NET CASH PROVIDED BY OPERATING ACTIVITIES                                                  15,774           11,307
                                                                                         --------         --------
CASH FLOWS PROVIDED BY (USED FOR) INVESTING ACTIVITIES:
   Net additions to property and equipment                                                   (250)          (1,535)
   Purchase of marketable securities                                                       (9,686)         (26,931)
   Maturities of marketable securities                                                     21,850
                                                                                         --------         --------
NET CASH PROVIDED BY (USED FOR) INVESTING ACTIVITIES                                       11,914          (28,466)
                                                                                         --------         --------
CASH FLOWS PROVIDED BY (USED FOR) FINANCING ACTIVITIES:

   Revolving credit advance (to) from Apollo Education Group                                3,889           (6,273)
   Funds allocated from Apollo Education Group                                                              71,508
                                                                                         --------         --------
NET CASH PROVIDED BY FINANCING ACTIVITIES                                                   3,889           65,235
                                                                                         --------         --------
NET INCREASE IN CASH AND CASH EQUIVALENTS                                                  31,577           48,076
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                                           36,261               --
                                                                                         --------         --------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                                               $ 67,838         $ 48,076
                                                                                         ========         ========


   The accompanying notes are an integral part of these financial statements.

                          UNIVERSITY OF PHOENIX ONLINE
                 (A DIVISION OF THE UNIVERSITY OF PHOENIX, INC.,
                A WHOLLY-OWNED SUBSIDIARY OF APOLLO GROUP, INC.)
                          NOTES TO FINANCIAL STATEMENTS
                                   (UNAUDITED)


1. On March 24, 2000, the Board of Directors of Apollo Group, Inc. ("Apollo") authorized the issuance of a new class of stock called University of Phoenix Online common stock, that is intended to reflect the separate performance of University of Phoenix Online, a division of The University of Phoenix, Inc. ("University of Phoenix"), a wholly-owned subsidiary of Apollo. Apollo's other businesses and its retained interest in University of Phoenix Online are referred to as "Apollo Education Group." On October 3, 2000, an offering of 5,750,000 shares of University of Phoenix Online common stock was completed at a price of $14.00 per share. At the time of the offering this stock represented a 10.8% interest in University of Phoenix Online with Apollo Education Group retaining the remaining 89.2% interest in University of Phoenix Online. This percentage has decreased to 88.2% at November 30, 2001 due to the purchase of shares of University of Phoenix Online common stock as part of the Apollo Group, Inc. Employee Stock Purchase Plan and the exercise of University of Phoenix Online stock options partially offset by the repurchase of shares of University of Phoenix Online common stock.

University of Phoenix Online is the online division of University of Phoenix which is a regionally accredited, private institution of higher education offering associates, bachelors, masters, and doctoral degree programs in business, management, computer information systems, education, and health care. University of Phoenix Online offers its educational programs worldwide through its computerized educational delivery system. University of Phoenix is accredited by The Higher Learning Commission and is a member of the North Central Association of Colleges and Schools.

The accompanying financial statements provide financial information regarding the underlying business of University of Phoenix Online. Even though Apollo has separated its assets, liabilities, revenues, and expenses between Apollo Education Group and University of Phoenix Online for purposes of tracking the economic performance of each of University of Phoenix Online and Apollo Education Group, that separation will not change the legal title to any assets or the responsibility for any liabilities and will not affect the rights of creditors. Holders of University of Phoenix Online common stock are common stockholders of Apollo and will be subject to all the risks associated with an investment in Apollo's assets and liabilities. Material financial events which may occur at Apollo Education Group may affect University of Phoenix Online's results of operations or financial position. Accordingly, University of Phoenix Online's financial statements should be read in conjunction with Apollo's consolidated financial statements.

The provision of services and other matters between University of Phoenix Online and Apollo Education Group, including the right to use the curriculum, trademarks, and copyrights of Apollo and its subsidiaries, are governed by corporate expense, income tax, and license allocation policies, which are described in Note 3.

This financial information reflects all adjustments, consisting only of normal recurring adjustments, that are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented. Unless otherwise noted, references to 2002 and 2001 refer to the periods ended November 30, 2001 and 2000, respectively.

2. The interim financial statements should be read in conjunction with the financial statements and related notes for the fiscal year ended August 31, 2001 included in Apollo's Form 10-K as filed with the Securities and Exchange Commission. The results of operations for the three-month period ended November 30, 2001 are not necessarily indicative of the results to be expected for the entire fiscal year or any future period.

3. University of Phoenix Online's financial statements reflect the application of certain expense allocation and treasury activity policies summarized below. Although it has no present intention to do so, Apollo's Board of Directors may rescind, modify, or add to any of these policies. While management believes that these allocation methods are reasonable, the allocated expenses are not necessarily indicative of, and it is not practicable for us to estimate, the levels of expenses that would have been incurred if University of Phoenix Online had been operating as an independent company.

Corporate Expenses

In order to prepare the accompanying financial statements, certain costs incurred by Apollo and University of Phoenix were allocated to University of Phoenix Online on the basis of its revenues in relation to those of Apollo and University of Phoenix. The allocation of such expenses to University of Phoenix Online was as follows:

                                         FOR THE THREE MONTHS ENDED
                                                NOVEMBER 30,
                                             2001         2000
                                             ----         ----
                                                (Unaudited)
(In thousands)
Instructional costs and services           $3,545        $2,293
Selling and promotional                       149           192
General and administrative                  3,831         2,099
                                           ------        ------
                                           $7,525        $4,584
                                           ======        ======


License Fee

Apollo charges University of Phoenix Online a license fee equal to 4% of University of Phoenix Online's net revenues for the use of curriculum, trademarks, and copyrights owned by Apollo and its subsidiaries. The license fee, which is included in instructional costs and services in the accompanying statement of operations, was $2.6 million and $1.4 million for the three months ended November 30, 2001 and 2000, respectively.

Income Taxes

University of Phoenix Online's results, along with those of University of Phoenix's other divisions, are included in Apollo's consolidated federal income tax return. State taxes are paid based upon apportioned taxable income or loss of Apollo, with the exception of certain state taxes that are based upon an apportionment of University of Phoenix taxable income or loss.

The provision for income taxes included in the accompanying statement of operations has been calculated on a separate company basis. The related current and deferred tax assets and liabilities are settled with University of Phoenix at the end of each period through the revolving credit advance to Apollo Education Group account.

University of Phoenix Online's effective income tax rate differs from the federal statutory tax rate primarily as a result of state income taxes.

Treasury Activities

Since its inception, Apollo has financed University of Phoenix Online's operations internally and has not incurred any related third-party debt. All of its cash receipts and disbursements were processed by Apollo on University of Phoenix Online's behalf. All amounts were settled through the funds allocated to/from Apollo Education Group component of University of Phoenix Online's divisional net worth. Whenever University of Phoenix Online generated cash from operations, that cash was deemed to be transferred to Apollo Education Group and was accounted for as a return of capital. Whenever University of Phoenix Online had a cash need, that cash was deemed to be transferred from Apollo Education Group and was accounted for as a capital contribution. As a result of this policy, no inter-group interest income or expense was reflected in the consolidating statement of operations for the periods prior to the offering.

Upon the completion of the offering, the net proceeds of the offering of $72.8 million were transferred to University of Phoenix Online and accounted for as a capital contribution. Subsequently, the difference between cash receipts and cash outlays attributable to University of Phoenix Online have been accounted for as a revolving credit advance (to the extent this difference was not transferred to University of Phoenix Online) from University of Phoenix Online to Apollo Education Group requiring the reflection of interest expense by Apollo Education Group and interest income by University of Phoenix Online at the rate of interest determined by the Board of Directors.

                        Review by Independent Accountants


         The financial information as of November 30, 2001, and for the three-month period then ended, included in Exhibit 99, has been reviewed by PricewaterhouseCoopers LLP ("PricewaterhouseCoopers"), our independent accountants, in accordance with standards established by the American Institute of Certified Public Accountants. PricewaterhouseCoopers' report is included in this quarterly report.

         PricewaterhouseCoopers does not carry out any significant or additional audit tests beyond those that would have been necessary if its report had not been included in this quarterly report. Accordingly, such report is not a "report" or "part of a registration statement" within the meaning of Sections 7 and 11 of the Securities Act of 1933 and the liability provisions of Section 11 of such Act do not apply.

Report of Independent Accountants


The Board of Directors and
Shareholders of Apollo Group, Inc.:

We have reviewed the accompanying balance sheet of University of Phoenix Online as of November 30, 2001, and the related statement of operations for each of the three-month periods ended November 30, 2001 and 2000 and the statement of cash flows for the three-month periods ended November 30, 2001 and 2000. These financial statements are the responsibility of Apollo Group, Inc.'s management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying interim financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

We previously audited in accordance with auditing standards generally accepted in the United States of America, the balance sheet as of August 31, 2001, and the related statements of operations and of cash flows for the year then ended (not presented herein), and in our report dated September 28, 2001 we expressed an unqualified opinion on those financial statements. In our opinion, the information set forth in the accompanying balance sheet information as of August 31, 2001, is fairly stated in all material respects in relation to the balance sheet from which is has been derived.

/s/ PricewaterhouseCoopers LLP
Phoenix, Arizona
December 17, 2001

Management's Discussion and Analysis of Financial Condition and Results of Operations of University of Phoenix Online

         The following information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations of University of Phoenix Online" and the financial statements and related notes of University of Phoenix Online for the fiscal year ended August 31, 2001 included in our Form 10-K as filed with the Securities and Exchange Commission, as well as in conjunction with the financial statements and related notes of University of Phoenix Online for the three-month period ended November 30, 2001 included above.

         This Form 10-Q, including the "Management's Discussion and Analysis of Financial Condition and Results of Operations of University of Phoenix Online" contain forward-looking statements. Forward-looking statements are inherently uncertain and subject to risks. Such statements should be viewed with caution. Forward-looking statements in this Form 10-Q, and "Management's Discussion and Analysis of Financial Condition and Results of Operations of University of Phoenix Online," include, but are not limited to statements such as total purchases of property and equipment for University of Phoenix Online for the year ended August 31, 2002, are expected to range from $10.0 to $15.0 million.

         Future events and actual results could differ materially from those set forth in the forward-looking statements as a result of many factors. Statements in this Form 10-Q, including "Notes to Consolidated Financial Statements" and "Management's Discussion and Analysis of Financial Condition and Results of Operations of University of Phoenix Online," describe factors, among others, that could contribute to or cause such differences. Additional factors that could cause actual results to differ materially from those expressed in such forward-looking statements include, without limitation: 1) new or revised interpretations of regulatory requirements; 2) changes in or new interpretations of other applicable laws, rules, and regulations; 3) University of Phoenix Online depends on University of Phoenix's accreditation and the failure to maintain that accreditation would significantly reduce demand for University of Phoenix Online's programs; 4) University of Phoenix Online depends on University of Phoenix's state authorization to operate and the failure to maintain that authorization could prevent University of Phoenix Online from operating its business; 5) changes in student enrollment; and 6) other factors set forth in this Form 10-Q. These forward-looking statements are based on our estimates, projections, beliefs, and assumptions and speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements, or any facts, events, or circumstances after the date hereof that may bear upon forward-looking statements. You are advised, however, to consult any further disclosures we make in our reports filed with the Securities and Exchange Commission.

RESULTS OF OPERATIONS

         The following table sets forth University of Phoenix Online's statement of operations data expressed as a percentage of tuition and other net revenues for the periods indicated:

                                                 THREE MONTHS ENDED
                                                    NOVEMBER 30,
                                                2001            2000
                                                ----            ----
                                                     (Unaudited)
REVENUES:
   Tuition and other, net                       100.0%          100.0%
                                                -----           -----
COSTS AND EXPENSES:
   Instructional costs and services              42.8            45.9
   Selling and promotional                       24.3            22.3
   General and administrative                     6.0             6.2
                                                -----           -----
                                                 73.1            74.4
                                                -----           -----
INCOME FROM OPERATIONS                           26.9            25.6
Interest income, net                              1.3             2.1
                                                -----           -----
INCOME BEFORE INCOME TAXES                       28.2            27.7
Less provision for income taxes                  11.2            11.3
                                                -----           -----
NET INCOME                                       17.0%           16.4%
                                                =====           =====

THREE MONTHS ENDED NOVEMBER 30, 2001 COMPARED WITH THREE MONTHS ENDED NOVEMBER 30, 2000

         Tuition and other net revenues increased by 88.8% to $64.3 million in the three months ended November 30, 2001 from $34.1 million in the three months ended November 30, 2000 due primarily to an increase in average full-time equivalent degree student enrollments and tuition price increases of two to three percent. Average full-time equivalent degree student enrollments increased to approximately 22,300 in the first quarter of 2002 from 12,200 in the first quarter of 2001.

         Instructional costs and services increased by 76.1% to $27.5 million in the three months ended November 30, 2001 from $15.6 million in the three months ended November 30, 2000 due primarily to the direct costs necessary to support the increase in degree student enrollments. Direct costs consist primarily of faculty compensation and related staff salaries. These costs as a percentage of tuition and other net revenues decreased to 42.8% in the three months ended November 30, 2001 from 45.9% in the three months ended November 30, 2000 due primarily to greater tuition and other net revenues being spread over the fixed costs related to centralized student services.

         Selling and promotional expenses increased by 105.7% to $15.6 million in the three months ended November 30, 2001 from $7.6 million in the three months ended November 30, 2000 due primarily to increased advertising and an increase in the number of enrollment counselors. These expenses as a percentage of tuition and other net revenues increased to 24.3% in the three months ended November 30, 2001 from 22.3% in the three months ended November 30, 2000, due primarily to an increase in the number of enrollment counselors.

         General and administrative expenses increased by 82.5% to $3.8 million in the three months ended November 30, 2001 from $2.1 million in the three months ended November 30, 2000 due primarily to a higher growth rate at University of Phoenix Online in that period compared to Apollo Education Group which resulted in a higher allocation of general and administrative expenses to University of Phoenix Online. General and administrative expenses as a percentage of tuition and other net revenues decreased to 6.0% in the three months ended November 30, 2001 from 6.2% in the three months ended November 30, 2000 due primarily to greater tuition and other net revenues being spread over a proportionately lower increase in general and administrative expenses.

         Net interest income was $0.9 million and $0.7 million in the three months ended November 30, 2001 and 2000, respectively. This increase was attributable to the increase in cash equivalents and marketable securities between periods.

         University of Phoenix Online's effective tax rate decreased to 39.8% in the three months ended November 30, 2001 from 40.9% in the three months ended November 30, 2000 due to higher tax-exempt interest in 2002.

         Net income increased to $10.9 million in the three months ended November 30, 2001 from $5.6 million in the three months ended November 30, 2000 due primarily to increased enrollments, improved utilization of instructional costs and services and general and administrative expenses, and a lower effective tax rate.

QUARTERLY FLUCTUATIONS IN RESULTS OF OPERATIONS

         University of Phoenix Online may experience seasonality in its results of operations primarily as a result of changes in the level of student enrollments. While students are enrolled throughout the year, average enrollments and related revenues may be lower in some quarters than others. Most expenses do not vary directly with revenues and are difficult to adjust in the short term. As a result, if revenues for a particular quarter are lower than another, operating expenses may not be able to be proportionately reduced for that quarter.

LIQUIDITY AND CAPITAL RESOURCES

         University of Phoenix Online currently is able to provide for its own capital expenditures and cash required for operations. All of its cash receipts and cash disbursements are processed by Apollo on behalf of University of Phoenix Online. Cash generated by Apollo Education Group and University of Phoenix Online has been and will continue to be managed centrally by Apollo. University of Phoenix Online's liquidity could be adversely affected by the investment decisions we make.

         Net cash provided by operating activities increased to $15.8 million in the three months ended November 30, 2001 from $11.3 million in the three months ended November 30, 2000. The increase resulted primarily from increased net income and a larger increase in student deposits and deferred revenue partially offset by a larger increase in receivables and a smaller increase in accounts payable and accrued liabilities.

         Capital expenditures decreased to $0.3 million in the three months ended November 30, 2001 from $1.5 million in the three months ended November 30, 2000 primarily due to costs associated with building an additional facility in 2001. Total purchases of property and equipment for the year ended August 31, 2002 are expected to range from $10.0 to $15.0 million. These expenditures will primarily be related to increases in normal recurring capital expenditures due to the overall increase in students and employees resulting from the growth in the business.

         On March 24, 2000, Apollo's Board of Directors authorized the issuance of a new class of stock called University of Phoenix Online common stock, that is intended to reflect the separate performance of University of Phoenix Online, a division of The University of Phoenix, Inc., a wholly-owned subsidiary of Apollo. Apollo's other businesses and its retained interest in University of Phoenix Online are referred to as "Apollo Education Group." On October 3, 2000, an offering of 5,750,000 shares of University of Phoenix Online common stock was completed at a price of $14.00 per share. At the time of the offering this stock represented a 10.8% interest in that business with Apollo Education Group retaining the remaining 89.2% interest in University of Phoenix Online.